UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:
Washington, D.C. 20549	Expires:
SCHEDULE 13D	Estimated average burden hours per response.

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Vision-Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

927912105

(CUSIP Number)

James A. Tracy, Vice President, Financial Operations

Vision-Sciences, Inc.

9 Strathmore Road, Natick, Massachusetts 01760

(508) 650-9971

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 927912105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lewis C. Pell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,312,702 (beneficial interest disclaimed in 92,500)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,312,702 (beneficial interest disclaimed in 92,500)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,312,702

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Common Stock, par value $.01 per share, of Vision-Sciences, Inc. The principal executive office of the issuer is located at 9 Strathmore Road, Natick, Massachusetts 01760.
Item 2.	Identity and Background
(a)	Lewis C. Pell
(b)	c/o Vision-Sciences, Inc. 9 Strathmore Road Natick, Massachusetts 01760
(c)	Vice Chairman of the Board of Directors, Vision-Sciences, Inc., 9 Strathmore Road, Natick, Massachusetts 01760
(d)	Mr. Pell has not been convicted in any criminal proceeding in the last five years that must be disclosed under this item.
(e)	Mr. Pell has not been party to any civil proceeding in the last five years that must be disclosed under this item.
(f)	Mr. Pell is a citizen of the USA.

Item 3.	Source and Amount of Funds or Other Consideration
Mr. Pell paid for these shares out of his personal funds.

Item 4.	Purpose of Transaction
State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

Mr. Pell purchased these shares for investment purposes.

Mr. Pell may acquire additional shares of common stock upon exercise of an outstanding warrant pursuant to which he has the right to purchase 92,593 shares of the common stock of the issuer.  In addition, in the event that the issuer determines that it is necessary to undertake any future equity financings, Mr. Pell may have certain rights to participate in a portion of such financings.

Item 5.	Interest in Securities of the Issuer
(a)

As of February 14, 2005, Mr. Pell had sole voting and investment power as to 8,312,702 shares of Common Stock (except as this amount may be limited by the explanations contained in the following paragraph), which represent 23.1% of the Common Stock outstanding, based on 35,970,818 shares of Common Stock issued and outstanding as of February 14, 2005.

8,220,202 shares are owned directly by Mr. Pell.  Mr. Pell’s wife and child own 50,000 shares and 42,500 shares, respectively.  Mr. Pell disclaims beneficial ownership of these shares. 92,593 shares are subject to a warrant held by Mr. Pell that is currently exercisable or exercisable within 60 days after February 14, 2005.

(b)	See Item 5(a) immediately above.
(c)

Mr. Pell purchased 370,370 shares of Common Stock and a Warrant from the Company on February 14, 2005 by participating in a private equity placement.  The shares of Common Stock were purchased at a price per share equal to $2.70.  The Warrant is exercisable into 92,593 shares of Common Stock at an exercise price of $3.75 per share. The Warrant is exercisable immediately, for a period of five years from the date of issuance.

(d)	No other person is known to have the right to receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, these shares.
(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Pell holds a Warrant dated February 14, 2005, pursuant to which he has the right to purchase up to 92,593 shares of the common stock of the issuer at an exercise price of $3.75 per share.  This warrant expires five years from the date of issuance.  In addition, in the event that the issuer determines that it is necessary to undertake any future equity financings, Mr. Pell may have certain rights to participate in a portion of such financings.

Item 7.	Material to Be Filed as Exhibits
The following is a list of exhibits to this Amendment No. 2 to Schedule 13D.

Exhibit 1.	Securities Purchase Agreement dated February 14, 2005
Exhibit 2.	Warrant dated February 14, 2005 issued by Vision-Sciences, Inc. to Mr. Pell.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2005
Date
/s/ Lewis C. Pell
Signature
Lewis C. Pell
Name/Title